Mail Stop 4561

July 24, 2007

Edward Marney
President and
Chief Executive Officer
1250 State Route 28, Suite 309
Branchburg, NJ 08876

> **Re:** **Magnitude Information Systems, Inc.**
> **Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 2, 2007**
> **File No. 000-32485**

Dear Mr. Marney:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 8a. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 14

1.   Your conclusion that your disclosure controls and procedures are effective and "ensured that all material information required to be disclosed in the subject Form 10-KSB, was recorded, processed, summarized and reported as of the end of the period covered by the subject Form 10-KSB" is significantly more limited than

what is called for under Rule13a-15(e) of the Exchange Act. Similarly narrow language is included in the Form 10-QSB for the quarterly period ended March 31, 2007. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your subsequent periodic reports or any amendments to your previously filed periodic reports.

Report of Independent Registered Public Accounting Firm, page F-2

2.   It appears your independent registered public accounting firm has not signed the accountant's report. Amend your 10-KSB to include a signed accountants report.

3.   We also note that the unsigned auditors' opinion was included in your recently filed Form SB-2, which was declared effective on February 16, 2007.   In light of the required amendment to the Form 10-KSB, tell us what consideration you are giving to filing a post effective amendment to this registration statement.

Certifications

4.   We note in your 10-KSB and in your 10-QSB for the quarterly period ended March 31, 2007 that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings including any amended periodic reports, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief